SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of January, 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

For more information contact:
Investor Relations Area
Unibanco - União de Bancos Brasileiros S.A.
Ave. Eusébio Matoso, 891 – 15th floor - São Paulo, SP 05423-901- Brazil
Tel.: (55 11) 3097-1626 / 3097-1313
Fax: (55 11) 3097-6182 / 3813-4830
E-mail: investor.relations@unibanco.com.br
www.ir.unibanco.com

January 28, 2004

UNIBANCO LAUNCHES US$ 100 MILLION EUROBOND

Unibanco – União de Bancos Brasileiros S.A., launched today new eurobonds to a total of US$ 100 million through its Grand Cayman branch. The operation matures in 18 months and falls due on August 10, 2005. Unibanco Securities Limited and Dresdner Bank operate as joint lead manager. The operation offers a 3% coupon per year, with semi-annual payments. The launching price was 99.927%, which will generate a return of 3.05% per year to investors.

These securities were placed with the retail and institutional investor base, notably private banks in Europe and Latin America, that is already familiar with the Unibanco name.

This is the first Unibanco’s eurobond issue in the international capital markets this year. The funds will be used to finance the operations of Unibanco customers both in Brazil and abroad.

XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 29, 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Chief Financial Officer

By:	/s/ Fernando Barreira Sotelino & Joaquim Francisco de Castro Neto
Fernando Barreira Sotelino & Joaquim Francisco de Castro Neto
Chief Executive Officers